                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                   FORM 11-K




(Mark One)
[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [No Fee Required]



For the fiscal year ended December 31, 1998



                                 or



[   ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [No Fee Required]


For the transition period from               to
                               -------------    --------------


Commission file number 33-91238
                       --------



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           XPRE$$AVINGS 401(k) PLAN



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                         U.S. XPRESS ENTERPRISES, INC.
                               4080 Jenkins Road
                             Chattanooga, TN  37421

                           Xpre$$avings 401(k) Plan

                      Financial Statements and Schedules
                       as of December 31, 1998 and 1997
                                 Together With
                               Auditors' Report

                            XPRE$$AVINGS 401(k) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES



                           DECEMBER 31, 1998 AND 1997


                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits, With Fund
     Information--December 31, 1998

     Statement of Net Assets Available for Benefits, With Fund
     Information--December 31, 1997

     Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1998

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

     Schedule III: Item 27e--Schedule of Nonexempt Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of the
Xpre$$avings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the XPRE$$AVINGS 401(k) PLAN as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 2, information certified by the trustee and presented in the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



 /s/ Arthur Andersen LLP



Chattanooga, Tennessee
May 27, 1999

                            XPRE$$AVINGS 401(k) PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                               DECEMBER 31, 1998




                                                                                                        Nonparticipant-
                                                             Participant-Directed                           Directed
                                   -------------------------------------------------------------------- ---------------
                                                                             SunTrust
                                   Twentieth    STI Classic  STI Classic     Employee       U.S. Xpress
                                    Century      Balanced      Capital     Benefit Stable   Enterprises    Participant
                                   Ultra Fund     Fund       Growth Fund    Asset Fund      Stock Fund       Loans         Total
                                   ----------   ----------   -----------   --------------   -----------    -----------   ----------
ASSETS:
 Investments, at fair value:
   Mutual funds                    $3,618,827   $1,595,292   $2,470,914     $        0       $      0       $      0     $ 7,685,033
   Common trust fund                        0            0            0      3,402,957              0              0       3,402,957
   Company stock                            0            0            0              0        879,667              0         879,667
   Participant loans                        0            0            0              0              0        493,395         493,395
                                   ----------   ----------   ----------     ----------       --------       --------     -----------
       Total investments            3,618,827    1,595,292    2,470,914      3,402,957        879,667        493,395      12,461,052

 Cash                                       0            0            0              0         57,330              0          57,330
                                   ----------   ----------   ----------     ----------       --------       --------     -----------
NET ASSETS AVAILABLE FOR BENEFITS  $3,618,827   $1,595,292   $2,470,914     $3,402,957       $936,997       $493,395     $12,518,382
                                  ===========   ==========   ==========     ==========       ========       ========     ===========



         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(k) PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                               DECEMBER 31, 1997


                                                                                                        Nonparticipant-
                                                             Participant-Directed                           Directed
                                   -------------------------------------------------------------------- ---------------
                                                                             SunTrust
                                   Twentieth    STI Classic  STI Classic     Employee       U.S. Xpress
                                    Century      Balanced      Capital     Benefit Stable   Enterprises    Participant
                                   Ultra Fund     Fund       Growth Fund    Asset Fund      Stock Fund       Loans         Total
                                   ----------   ----------   -----------   --------------   -----------    -----------   ----------
ASSETS:
 Investments, at fair value:
   Mutual funds                    $1,972,777   $852,485     $1,304,036    $         0      $      0       $      0      $4,129,298
   Common trust fund                        0          0              0      2,406,948             0              0       2,406,948
   Company stock                            0          0              0              0       451,222              0         451,222
   Participant loans                        0          0              0              0             0        372,181         372,181
                                   ----------   --------     ----------     ----------      --------       --------     -----------
       Total investments            1,972,777    852,485      1,304,036      2,406,948       451,222        372,181       7,359,649
 Participant contributions
   receivable                         137,396     65,665         99,220        135,976        43,261              0         481,518
                                   ----------   --------     ----------     ----------      --------       --------     -----------
       Total assets                 2,110,173    918,150      1,403,256      2,542,924       494,483        372,181       7,841,167

LIABILITIES:
 Excess contributions
   receivable                           9,936      1,797          5,775            319         1,062              0          18,889
                                   ----------   --------     ----------     ----------      --------       --------     -----------
NET ASSETS AVAILABLE FOR BENEFITS  $2,100,237   $916,353     $1,397,481     $2,542,605      $493,421       $372,181      $7,822,278
                                   ==========   ========     ==========     ==========      ========       ========     ===========



         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(k) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                                                        Nonparticipant-
                                                             Participant-Directed                           Directed
                                   -------------------------------------------------------------------- ---------------
                                                                             SunTrust
                                   Twentieth    STI Classic  STI Classic     Employee       U.S. Xpress
                                    Century      Balanced      Capital     Benefit Stable   Enterprises    Participant
                                   Ultra Fund     Fund       Growth Fund    Asset Fund      Stock Fund       Loans        Total
                                   ----------   ----------   -----------   --------------   -----------    -----------   ---------
ADDITIONS TO NET ASSETS
 ATTRIBUTABLE TO:
 Participant contributions         $1,057,922   $  615,961   $  846,587     $   946,917      $ 465,572     $        0   $ 3,932,959
 Employer contributions               310,683      180,685      249,652         235,736        147,669              0     1,124,425
 Net depreciation in fair
    value of investments                    0            0            0               0       (145,327)             0      (145,327)
 Net investment income-registered
    investment companies              805,116      198,720      449,200               0              0              0     1,453,036
 Net investment income-
    common trusts                           0            0            0         164,478              0              0       164,478
                                   ----------   ----------   ----------     -----------      ---------     ----------   -----------
         Total additions            2,173,721      995,366    1,545,439       1,347,131        467,914              0     6,529,571


BENEFITS PAID TO PARTICIPANTS         509,393      249,636      385,927         537,114         88,460         62,937     1,833,467

LOANS TO PARTICIPANTS                (100,121)     (62,744)    (104,820)       (174,056)       (12,823)       454,564             0

LOAN PAYMENTS                          65,091       25,783       67,168         102,943          9,428       (270,413)            0

INTERFUND TRANSFERS                  (110,708)     (29,830)     (48,427)        121,448         67,517              0             0
                                   ----------   ----------   ----------     -----------      ---------     ----------   -----------
NET INCREASE                        1,518,590      678,939    1,073,433         860,352        443,576        121,214     4,696,104

NET ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of year                  2,100,237      916,353    1,397,481       2,542,605        493,421        372,181     7,822,278
                                   ----------   ----------   ----------     -----------      ---------     ----------   -----------
 End of year                       $3,618,827   $1,595,292   $2,470,914      $3,402,957      $ 936,997      $ 493,395   $12,518,382
                                   ==========   ==========   ==========     ===========      =========     ==========   ===========



         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(k) PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                           DECEMBER 31, 1998 AND 1997

1.   PLAN DESCRIPTION

     The following description of the Xpre$$avings 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     General

     The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the "Company") under the provisions of
     Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Until September 30, 1997, employees were eligible to participate in the Plan when they had completed one year of service, as defined in the plan document, and had attained age 21. Effective October 1, 1997, the one year of service requirement for eligibility was reduced to six months.

     Contributions

     Until September 30, 1997, eligible employees could make before-tax contributions up to 6% of compensation, as defined in the plan document, limited by requirements of the IRC. Effective October 1, 1997, the before-tax contribution limit was raised to 12%. Eligible employees can, in addition, make after-tax contributions up to 10% of compensation, as defined in the plan document, limited by requirements of the IRC. The Company provides a matching contribution equal to 50% of each participant's before-tax contribution up to a maximum of 6%. The Company does not match after-tax contributions.

     Vesting

     Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of service. A participant vests according to the following schedule:

                                                                          Percentage
                          Years of Service                                  Vested
     --------------------------------------------------                  ------------
     Less than two years of service                                             0%
     Two but not three years of service                                        30
     Three but not four years of service                                       65
     Four or more years of service                                            100

     For vesting purposes, years of service are counted from the later of a participant's date of hire or the effective date of the Plan (January 1, 1993).

     Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the plan document, or termination due to death or total disability.

     At December 31, 1998 and 1997, forfeited nonvested accounts totaled $55,076 and $51,200, respectively. These accounts will be used to reduce future employer contributions. In 1998, $108,000 of forfeitures were used to reduce employer contributions.

     Benefits

     Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum distribution. In addition, participants may receive an in-service withdrawal of after-tax contributions. Hardship distributions are also permitted if certain criteria are met.

     Participant Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, expenses, the Company's contribution, and the participant's contribution. Allocations of income are based on individual participant account balances in proportion to total participant account balances.

     Investment Options

     Participants direct contributions, including employer matching contributions, into the following investment options in 5% increments. Participants may change their investment elections daily. A description of each investment option is provided below:

     - Twentieth Century Ultra Fund      This fund invests primarily in
                                         equities. The fund's primary objective
                                         is capital growth over time.


     - STI Classic Balanced Fund         This fund seeks to provide capital
                                         appreciation and current income by
                                         investing primarily in common stocks,
                                         preferred stocks, and investment-grade,
                                         fixed income securities.


     - STI Classic Capital Growth Fund   This fund invests primarily in a
                                         diversified portfolio of common stocks
                                         which, in the opinion of the fund
                                         manager, have the potential for capital
                                         appreciation.

     - SunTrust Employee Benefit Stable  This fund is an actively managed
       Asset Fund                        portfolio of insurance company-
                                         guaranteed investment contracts and
                                         short-term money market investments.
                                         The fund seeks to maximize current
                                         income and maintain a high degree of
                                         liquidity.

     - U.S. Xpress Enterprises           This fund invests principally in U.S.
       Stock Fund                        Xpress Enterprises, Inc. common stock.


     During 1997, investments in the U.S. Xpress Enterprises Stock Fund were assigned units of participation. The unit value of the U.S. Xpress Enterprises Stock Fund was determined daily based on the fair market value of the underlying net assets. The total number of units assigned to participants at December 31, 1997 was 24,142. The unit value at December 31, 1997 was $18.69. During 1998, units of participation were not assigned to investments in the U.S. Xpress Enterprises Stock Fund.

     Participant Loans

     Subject to approval, participants can secure a loan from the Plan against their account balance up to the lesser of 50% of their vested account balance or $50,000. The minimum loan amount allowed is $1,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided by the plan administrator. The interest rate is determined by the trustee based on current market conditions and is fixed over the life of the note.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

     Income Recognition

     Investment income is recorded as earned on the accrual basis. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net (depreciation) in fair value of investments.

     Investment Valuation

     Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. The SunTrust Employee Benefit Stable Asset Fund is valued at contract value, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

     Administrative Expenses

     For the year ended December 31, 1998, the participants paid loan processing fees which are reflected in loans to participants on the statement of changes in net assets available for benefits. The Company paid all other administrative expenses of the Plan.

     Disclosure Required Under Department of Labor Rules and Regulations

     Disclosure of historical cost information with regard to plan investments is required to be presented in the schedule of reportable transactions in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to limitations in the record-keeping system maintained by the asset custodian, this information cannot be provided for the year ended December 31, 1998.

3.   TAX STATUS

     The Plan obtained its latest determination letter on September 27, 1995 in which the Internal Revenue Service stated that the Plan, as amended and restated August 30, 1994, was in compliance with the applicable design requirements of the IRC. The Plan has been amended since that date. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1998 and 1997.

4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5.   RECONCILIATION TO FORM 5500

     As of December 31, 1998 and 1997, the Plan had $82,610 and $386,764, respectively, of pending distributions to participants who had elected to withdraw from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1998 and 1997:

                                               Benefits Payable to                                    Net Assets
                                                  Participants                 1998              Available for Benefits
                                            -------------------------        Benefits         ----------------------------
                                              1998              1997           Paid              1998              1997
                                            --------          -------       ----------        ----------        ----------
Per financial statements                    $     0           $      0       $1,833,467       $12,518,382       $7,822,278
1998 accrued benefit payments                82,610                  0           82,610           (82,610)               0
1997 accrued benefit payments                     0            386,764         (386,764)                0         (386,764)
                                            -------           --------       ----------       -----------       ----------
Per Form 5500                               $82,610           $386,764       $1,529,313       $12,435,772       $7,435,514
                                            =======           ========       ==========       ===========       ==========

                                                                      SCHEDULE I



                            XPRE$$AVINGS 401(k) PLAN


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                               DECEMBER 31, 1998


          (Employer Identification Number 62-1378182, Plan Number 001)



    Identity of Issuer, Borrower,           Description of Investment, Including Maturity Date,                          Current
       Lessor, or Similar Party           Rate of Interest, Collateral, and Par or Maturity Value            Cost          Value
    -----------------------------         -------------------------------------------------------          -----------  -----------
    American Century Mutual Funds       Twentieth Century Ultra Fund                                       $ 3,239,689  $ 3,618,827
*   SunBank Capital Management, N.A.    STI Classic Balanced Fund                                            1,509,250    1,595,292
*   SunBank Capital Management, N.A.    STI Classic Capital Growth Fund                                      2,310,833    2,470,914
*   SunBank Capital Management, N.A.    SunTrust Employee Benefit Stable Asset Fund                          3,275,348    3,402,957
*   U.S. Xpress Enterprises, Inc.       U.S. Xpress Enterprises Stock Fund (58,644 shares of
                                           company common stock in 1998)                                       906,960      879,667
*   Various Plan Participants           Loans to participants, with interest rates from 8.75% to 11.5%         493,395      493,395
                                                                                                           -----------  -----------
                                                                                                           $11,735,475  $12,461,052
                                                                                                           ===========  ===========



                         *Indicates a party-in-interest

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                            XPRE$$AVINGS 401(k) PLAN

               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

         (Employer Identification Number  62-1378182, Plan Number 001)



                                                                                                         Sales
                                                                    Purchases          ------------------------------------------
                                                               -------------------         Selling Price
                              Description of Investments,         Purchase Price            and Current
                               including Maturity Date,         and Current Value            Value of                       Net
  Identity of Party          Rate of Interest, Collateral,        of Assets on               Asset on         Cost of      Gain
      Involved                 and Par or Maturity Value       Transaction Date(b)      Transaction Date(b)   Assets      (Loss)
-----------------------   -----------------------------------  -------------------      -------------------   --------   ---------
    American Century
       Mutual Funds       Twentieth Century Ultra Fund         $1,955,170               $  815,660            (c)         (c)
*   SunBank Capital
       Management, N.A.    STI Classic Balanced Fund            1,049,828                  389,171            (c)         (c)
*   SunBank Capital
       Management, N.A.    STI Classic Capital Growth Fund      1,582,203                  598,695            (c)         (c)
*   SunBank Capital
       Management, N.A.    SunTrust Employee Benefit Stable
                               Asset Fund                       4,521,247                3,712,738            (c)         (c)
*   U.S. Xpress
       Enterprises, Inc.   U.S. Xpress Enterprises Stock Fund   1,091,506                  447,690            (c)         (c)



                         *Indicates a party-in-interest

(a) Represents a single transaction or a series of transactions in the same security that exceeds 5% of the fair value of plan assets at the beginning of the year.

(b) The normal expenses associated with asset purchases and sales are included in the purchase and selling price and, therefore, are not shown separately.

(c)  As indicated in Note 2, historical cost information is not available.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III



                            XPRE$$AVINGS 401(k) PLAN

                  ITEM 27e--SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                              Description of Transactions,
                                      Relationship to Plan,   Including Maturity Date,                                      Interest
                                      Employer, or Other      Rate of Interest, Collateral,                   Amount        Incurred
     Identity of Party Involved       Party-in-InteresT       and Par or Maturity Value                       Loaned        on Loan
----------------------------------    --------------------   --------------------------------                 ------        --------
U.S. Xpress Enterprises, Inc.         Sponsor                 Lending of moneys from the Plan to the
                                                               employer (contributions not timely
                                                               remitted to the Plan) as follows:
                                                                Deemed loan dated October 21, 1998,
                                                                 maturity October 22, 1998, with interest
                                                                 at 6.09% per annum                            $ 84,231        $14

                                                                Deemed loan dated October 21, 1998, maturity
                                                                 October 23, 1998, with interest at 6.09%
                                                                 per annum                                      164,762         56


         The accompanying notes are an integral part of this schedule.

                             REQUIRED INFORMATION



The U.S. Xpress Enterprises, Inc. XPRE$$AVINGS 401(k) PLAN (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The consent of Arthur Andersen LLP is included in Appendix 1 to this annual report.



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              U.S. XPRESS ENTERPRISES, INC.
                              XPRE$$AVINGS 401(K) PLAN



                              By: /s/ James B. Baker
                                 -----------------------------------------
                                  Member of U.S. Xpress Enterprises, Inc.
                                  Pension Committee



Date: June 29, 1999